

New York Stock Exchange
11 Wall Street
New York, NY  10005

November 21, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/1,000th interest in a share of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A of AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY under the Exchange Act of 1934.

Sincerely,

Ben Sawyer